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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)*


                                Barnes & Noble, Inc.
- ----------------------------------------------------------------------------
                                  (Name of Issuer)


                            Common Stock, par value $.001
- ----------------------------------------------------------------------------

                           (Title of Class of Securities)

                                   067774109
                            ------------------------------
                                   (CUSIP Number)


     J.M. Hessels, Vendex International N.V., De Klencke 6, 1083 HH
Amsterdam, The Netherlands, 011-31-20-549-0490
- ----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 26, 1996
- ----------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box // .

Check the following box if a fee is being paid with the statement // . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D

- ----------------------                               -----------------
CUSIP No.    067774109                               Page 2 of 6 Pages
- ----------------------                               ------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Vendex International N.V.
       98:0073258
- ----------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                    (b) / /

      Not Applicable
- -----------------------------------------------------------------------------
3     SEC USE ONLY
- -----------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
- -----------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                              / /
- -----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      The Netherlands
- ------------------------------------------------------------------------------
   NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY              3,119,286
   OWNED BY         ---------------------------------------------------------
     EACH           8      SHARED VOTING POWER
   REPORTING
    PERSON                 None
     WITH           ---------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           3,119,286
- -----------------------------------------------------------------------------
10     SHARED DISPOSITIVE POWER

       None
- -----------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,119,286
- -----------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                         / /

       Not Applicable
- -----------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.5%
- -----------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
- -----------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7   2 of 6
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         Amendment No. 1 to
                            Schedule 13D

          This Amendment No. 1 to the Schedule 13D (the "Schedule 13D") of Vendex International N.V., a corporation organized under the laws of the Netherlands ("Vendex"), dated July 27, 1995 in respect of shares of Common Stock, par value $.001 per share, of Barnes & Noble, Inc., a Delaware corporation (the "Issuer"), amends the Schedule 13D as indicated below.

          Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

     Item 2.  Identity and Background.
               -----------------------

          Annex A referred to in the second paragraph of Item 2 of the Schedule 13D and attached to the Schedule 13D, containing certain information with respect to the executive officers and directors of Vendex, is hereby amended and replaced in its entirety by Annex A attached hereto and incorporated herein by reference.

     Item 5.  Interest in Securities of the Issuer.
               ------------------------------------

          Item 5 is hereby amended to read in its entirety as follows:

          (a) As of the date hereof, Vendex (including those shares held through Vendamerica) beneficially owns 3,119,286 shares of the Common Stock, which represents approximately 9.5% of the issued and outstanding shares of the Common Stock.

          Each of Drs. W.C.J. Angenent, Member of the Board of Management and Chief Financial Officer of Vendex, and Mr. J.M. Hessels, Member of the Board of Management and Chief Executive Officer of Vendex, owns 1,000 shares of the Common Stock. To Vendex's knowledge, none of its other executive officers or directors beneficially owns any Common Stock (other than in his or her capacity as an executive officer or director of Vendex) and no executive officers or directors have the right to acquire any Common Stock.

          (b) Vendex, through Vendamerica, has the sole power to vote or to direct the vote and to dispose or direct the disposition of 620,643 shares of the Common Stock referred to in paragraph (a). Vendex has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,498,643 shares of the Common Stock referred to in paragraph (a).

                        Page 3 of 6 Pages

          To Vendex's knowledge, none of its executive officers or directors has the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by Vendex (other than in his or her capacity as an executive officer or director of Vendex).

          (c)  On June 26, 1996, Vendex sold 320,000 shares of
Common Stock at $34.50 per share in brokers transactions pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. Other than such sale, Vendex has not effected any transactions in the Common Stock during the past sixty days. To Vendex's knowledge, no executive officer or director of Vendex has effected any transactions in the Common Stock during the past sixty days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by Vendex.

          (e)  Not applicable.

                          Page 4 of 6 Pages

                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  VENDEX INTERNATIONAL N.V.




   July 2, 1996                   By:   /s/ J.M. Hessels
- ------------------                   --------------------------------
       Date                          Name:  J.M. Hessels
                                     Title:  Chief Executive Officer



                       Page 5 of 6 Pages

                                                            Annex A

Vendex International N.V.


Name and Business Address:
(all business addresses are
Vendex International N.V.
De Klencke 6                      Present Principal
1083 HH Amsterdam                 Occupation or Employment
The Netherlands unless            (all with Vendex unless
otherwise indicated)              otherwise indicated)        Citizenship
- ---------------------------       ------------------------    -----------

DIRECTORS

Drs W.C.J. Angenent RA            Chief Financial Officer     Netherlands

Mr H.D. Cohen                     Member of the Board of      Netherlands
Origin                            Directors of Origin
Utrecht, Netherlands

Drs P.E. Hamming                  Member of the Board         Netherlands
                                  of Management

Mr J.M. Hessels                   Chief Executive Officer     Netherlands

Drs H. Langman                    Chairman of Supervisory     Netherlands
                                  Board

Prof. Mr J.M.M. Maeijer           Professor at Law,            Netherlands
Katholieke Universiteit           Katholieke Universiteit
Nijmegen, Netherlands             at Nijmegen


Drs G.H. Smit RA                  Member of the Board of       Netherlands
                                  Management

Prof. Dr W.H. Vroom               Retired                      Netherlands
Amsterdam, Netherlands

Mr. R. van de Vijver              Partner in Loeff Claeys      Netherlands
Loeff Claeys Verbeke,             Verbeke, a law firm
Amsterdam, Netherlands

Drs K.M.P. Peijs                   Member of European          Netherlands
Strasbourg, France                 Parliament

EXECUTIVE OFFICERS
(who are not Directors)
- -----------------------

None
                               Page 6 of 6 Pages